Exhibit 4.6
Translation of the Chinese original
Agreement

Party A:	Xu Qiming	ID: 350382196904285010

Party B:	Li Tung Kwo	ID: P038325(6)
	Shi Xiaolong	ID: R402540(6)
	Tung Lun Kai	ID: P330205(2)
Fujian Xiniya Garments and Weaving Co., Ltd. (the “Company”) was established as a wholly foreign-owned enterprise on September 7, 2005 upon the approval from competent governmental authorities. In order to obtain the foreign exchange required for the establishment of the Company, Xu Qiming, the actual controlling person of the Company, reached an agreement with Li Tung Kwo, Shi Xiaolong and Tung Lun Kai as follows:
Li Tung Kwo, Shi Xiaolong and Tung Lun Kai shall be responsible for obtaining all the foreign exchange required for the incorporation of the Company. In case in any year from 2006 to 2008, the Company incurs losses, Xu Qiming shall repay in full Li Tung Kwo, Shi Xiaolong and Tung Lun Kai any amount contributed by them plus any interest accrued thereon at the rate of 10% per annum. Where the Company generates profit within the said three years and the aggregate amount of the profit is no less than HK$100.0 million, starting from January 1, 2009, at any time deemed appropriate by Li Tung Kwo, Shi Xiaolong and Tung Lun Kai, Xu Qiming shall transfer 20% of the equity interest in the Company to Li Tung Kwo, Shi Xiaolong and Tung Lun Kai or persons or companies designated by them. Where within the said three years, the Company fails to generate a profit of HK$100.0 million although it does not incur losses, Li Tung Kwo, Shi Xiaolong and Tung Lun Kai may, at their own discretion, request Xu Qiming to repay any amount contributed by them plus any interest accrued thereon, or transfer 20% of the equity interest in the Company to Li Tung Kwo, Shi Xiaolong and Tung Lun Kai, or persons or companies designated by them, in each case, pursuant to the foregoing provisions.

Party A:	/s/ Xu Qiming

Party B:	/s/ Li Tung Kwo, Shi Xiaolong, Tung Lun Kai
Date: December 21, 2005